UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

For the month of May 2014

Commission File Number: 001-34975

IMRIS INC.
(Translation of registrant's name into English)

100-1370 Sony Place, Winnipeg, Manitoba, Canada R3T 1N5
(Address of principal executive offices)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013: ☒

Section 1 Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

A copy of IMRIS INC.’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at www.imris.com.

Item 1.02 Exhibit

IMRIS has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 Exhibit

Item 2.01 Exhibit

The following exhibit is filed as part of this report:

Exhibit 1.02 — Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMRIS Inc.
(Registrant)

Date: May 30, 2014	By:	/s/ Kelly McNeill
	Name:	Kelly McNeill
	Title:	Executive Vice President Finance and Administration & CFO